Exhibit 99.1

1 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Nano Dimension is a Developer & Provider of Intelligent Machines and Consumable Conductive & Dielectric Materials (Inks) for the Fabrication of A dditively M anufactured E lectronics ( AME ), a/k/a P rinted E lectronics ( PE ) April 2020 Nasdaq/TASE: NNDM www.nano - di.com

2 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Forward Looking Statements This presentation of Nano Dimension Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discuss the potential of its products, strategic growth plan, the size of its addressable market, market growth, and expected recurring revenue growth . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2019 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . P rinted Electronics (“PE”) , or A dditively M anufactures E lectronics (“AME”) Nano Dimension

3 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. AME Machines and Consumable Materials ( Polymers & Silver ) https://www.youtube.com/watch?v=UFaWb0aUjPk&list=PLW7Y0iWnWhTShewSmy657p - 0GnD2lotVr H igh P erformance E lectronic D evices: Hi - PEDs • Growth Play, Protected & Proven Technology • First - to - Market advantage • The Only Digital Machine: Fully Multi Layered PCBs>>>>>> • Industry leader : Awards & grants • Blue chip customers: 57 systems sold ( 2018 - 19 ) • Increasing Recurring Revenue of proprietary ‘ I n k s ’ • The 3 main usages: • Shortening Prototyping cycle - Hi - PEDs in house. • Unique device solutions , miniaturized, lower weight. • Fabricated in High Mix/Low Volumes only by 3 D - printing . AME - 3D - Printers Nano - Particles - - I n k s

4 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. A Rapidly Growing Market for H igh P erformance E lectronic D evices ( Hi - PEDs ) High Performance Electronic Devices (Hi - PEDs) are integral enablers of: INDUSTRY VERTICALS • Defense • Aerospace • Intelligent drones • Autonomous Automotive Development • Robotics • Commercial & civil aircrafts • ‘ In vivo ’ medical devices RESEARCH INSTITUTES Corona - led Focus: • Academic institutions and universities • Research & innovation centers • Government Agencies “ Recovery ” Budget are already announced ADDITIVE SERVICES Corona - led Focus: • Additive Service Bureaus • PCB Service Bureaus • In - house Print Services • NaNoS (Nano Services)

5 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. 5 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Nano Dimension ’ s Solutions AME/PE Machines (controlled by AI algorithms ) produce electronic devices by simultaneous 3 D - injection of polymer dielectric and silver conductive materials to fabricate, within hours : H igh P erformance E lectronic D evices: Hi - PEDs Including sensors, antennas, capacitors, convertors, unique geometries & complex devices We develop and produce Proprietary Consumable Chemical Inks to be used by the AME machines All are mission critical and economical for our customers Razor - Razorblade Business Model

6 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. BUSINESS MODEL : Recurring Revenue Model that Scales Razor - Razorblade Model: As the installed base of systems grows, the recurring revenues from consumables increases . Positive trend of increased ink consumption by customers is a validation to our recurring - revenue business model . Printed Electronics ( “ PE ” or “ AME ” ): Consumable Materials: Recurring & High GM Revenue 2018/1Q 2018/2Q 2018/3Q 2018/4Q 2019/1Q 2019/2Q 2019/3Q 2019/4Q 2020/1Q Consumable Revenue Growth

7 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. NASDAQ / ( TASE * ) : NNDM ADS ratio: 1:50 ADS Outstanding: ~8.2M ADS * Nano Dimension: Financial Data * As of April 5 th, 2020 * $ 70 M invested mostly in R&D, over 5 years * Cash , March 31 st, 2020 : $ 4.5 M * Debt : $ 0 • Revenue growth of ~39% in 2019 compared to previous year • Significant trend of Gross Margin improvements * On May 20, 2020, the Company will voluntarily delist its Ordinary Shares from the TASE . The Company's ADSs will continue to trade on Nasdaq 0 2000000 4000000 6000000 8000000 2017 2018 2019 $ 8,00,000 $ 51,00,000 $ 70,70,000 Year - Over - Year Growth

8 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. New US Management for Nano Dimension • Yoav Stern – Incoming President & CEO (Joined January 2020 ) Investor and Chairman Cyber, Fintec and Mobile/Visual Tech (USA) . President & CEO DVTEL Inc . (Sold to FLIR Systems ) ( NJ, London, Tel Aviv, New Delhi, Adelaide, Singapore, Hong Kong, Taiwan ) . A turn - around executive in the Homeland Security Industry . Co - Chairman Bogen Corporation ( New Jersey, Memphis, Florida, Germany ), one of its main investors and a member of its Executive Committee, Audit Committee and Compensation Committee . Managing Partner Helix Capital LLC, ( San Francisco, New York ), private M&A and Turn - Around Advisory Firm . Executive Chairman of the Board Kellstrom Industries Inc . (Florida), A $ 300 M aerospace corporation . President of WordStar I nterna tional, Inc . ( San Francisco ), a $ 50 M publicly traded software company . Mr . Stern led the company ’ s turnaround process and structured the business combination of WordStar with two other public companies, similar sizes . He was VP M&A & Business Development Elron Electronic ( Nasdaq : ELRNF ) a multinational industrial investment holding company with annual revenues in excess of $ 1 . 5 billion . Elron invested in companies active in the fields of Advanced defense electronics ; Data communications ; Internet - software products ; Semiconductors equipment ; Telecommunications . Mr . Stern is a Graduate of NYU, B . Sc . Degree, Magna Cum Laude in Mathematics and Computer Science , Engineering Diploma in Mechanics & Automation Magna Cum Laude . Graduate of the Air Force Academy . Air Force Service : Lt . Colonel (Ret . ), Fighter Pilot, D . Squadron Commander, F - 15 .

9 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Management – Industry Background • Ofir Baharav – Chairman . (Joined 2017 ) A Leader of HW and SW companies in Semiconductors , 3 D Printing , PC Security , Healthcare Informatics and Digital Print . Lived and conducted business in Shanghai . Partner Stratus Venture Group, VP Product Portfolio Stratasys , Founder And CEO, Xjet Ltd . EVP Products Credence Systems Corporation (NASDAQ CMOS) , President, Optonics and SVP GM Diagnostics & Characterization Division (DCG) Credence . MBA - Warwick Business School, UK . Named on over 10 patents (SW and HW architectures) . • Dr . Jaim Nulman – EVP Products & CTO . (Joined 2018 ) VP of Applied Materials , where he commercialized the Endura PVD system , the most successful semiconductor manufacturing product reaching market share from 0 to over 60 % and a $ 1 B in revenue in less than 5 years, with one of the highest gross margins in the company . While at Applied he also represented the company on the board of directors of some of the companies in which Applied invested as well as developed product commercialization methods that reduce the cost and time to market . Dr . Nulman served as research associate at the Submicron center at Cornell University where he pioneered rapid thermal processes for the semiconductor industry . He was an invited Lecturer at NATO Advanced Studies Institute and the University of Berkeley Extension . Dr . Nulman has published over 100 publications , and over 50 patents . He is an MSc and PhD from Cornell University all in electrical engineering, and an Executive MBA from Stanford University .

10 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. • Amit Dror – CCSO, Co - Founder . (Founded 2013 ) ECI Telecom Ltd . , Comverse Technology, Inc . , Eternegy Ltd . • Dr . Shlomit Chappel Ram – VP R&D . (Joined 2019 ) Physical Chemist, Post Doctoral in Chemistry and Biochemistry , and an MBA . Head of R&D in Medinol , developing in vivo medical equipment . • Yael Sandler – CFO . (Joined 2015 ) Certified Public Accountant in Israel with a B . A . with honors in Accounting and Economics from the Hebrew University of Jerusalem and an M . B . T with honors from the College of Management in Israel . She held various positions at KPMG . • Gilad Reshef - VP Sales . (Joined 2017 ) Served as the CEO and Co - founder of Made in Sense , a Hong Kong company focused on design and development of intelligent wearable devices . DSP Group . Management – Industry Background

11 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Nano Dimension: First Mover, Advantage and Timing Analysts predict 3 D printed electronics will be the next high - growth application for product innovation: 2017 3 D printed electronics market size is estimated at $ 176 million, expected to reach $ 592 million in 2021 and up to $ 2.4 billion by 2025 * * Source: DataM Intelligence, 2018 0 500 1000 1500 2000 2500 3000 2017 2021 2025 3D Printed Electronics Market: Growth Forecast* (USD Millions)

12 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. “ Even as China comes back online, we are beginning to wonder if Covid - 19 will impact other supply - oriented geographies … While China is improving, the supply chain for the electronics industry may yet see substantial disruptions … . Mass assembly is only one part of Apple ’ s supply chain . The company and its many partners spend months or years sourcing individual components that are assembled into final products. Any disruptions in this complex network could slow the introduction of future devices . ” (Bloomberg) 1 Post Corona World : Moving Supply Chain ‘In House’ Sources: 1 ) Gurman , Mark, and Debbu Wu. “ Https://Www.bloomberg.com/Amp/News/Articles/ 2020 - 03 - 19 /Apple - s - Supply - Chain - Woes - Linger - Even - as - China - Recovers . ” Bloomberg.com, Bloomberg, 19 Mar. 2020 , www.bloomberg.com/amp/news/articles/ 2020 - 03 - 19 /apple - s - supply - chain - woes - linger - even - as - china - recovers

13 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Post Corona World: Moving Supply Chain ‘ In House ’ • "The global supply chain right now is disrupted; we are seeing disruptions across the board... the high - tech industry is heavily reliant on China and parts of Asia." (Bloomberg)² • “ ...heat from the Trump administration’s 25% tariffs on many machinery parts from China, as well as rising political tide in Am erica to bring industrial production of things such as electronic circuit boards closer to home …. Now with the coronavirus, he said, “there will be changes.” (LA Times) 3 • A recent BofA survey …wide…remapping of supply chains. 3,000 firms…in 10 out of 12 global industries, including semiconductors, autos and medical equipment … shift, at least part of their supply chains from current locations …. • Masterwork contracts with about 100 factories in China. Before the virus outbreak, the company could place an order and have it confirmed in two to four days. Last month …it was taking two to three weeks — couldn’t say when the products would be shipped . • “…industries will probably accelerate moves to localize supply chains , so they’re more closely tied to final markets as opposed to extending them farther out.”(LA Times) 3 Sources: 2 ) Chang, Emily. “ Supply Chain Expert on Coronavirus Impact. ” Bloomberg, 17 Mar. 2020 , www.bloomberg.com/news/videos/ 2020 - 03 - 17 /supply - chain - expert - on - coronavirus - impact - video . Accessed 25 Mar. 2020 . 3 ) Lee, Don. “ As Coronavirus Cripples Global Supply Lines, More U.S. Firms Looking to Leave China. ” Los Angeles Times, Los Angeles Times, 4 Mar. 2020 , www.latimes.com/politics/story/ 2020 - 03 - 04 /spreading - coronavirus - tears - apart - global - supply - chains .

14 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. A Rapidly Growing Market for H igh P erformance E lectronic D evices ( Hi - PEDs ) High Performance Electronic Devices (Hi - PEDs) are integral enablers of: INDUSTRY VERTICALS • Defense • Aerospace • Intelligent drones • Autonomous Automotive Development • Robotics • Commercial & civil aircrafts • ‘ In vivo ’ medical devices RESEARCH INSTITUTES Corona - led Focus: • Academic institutions and universities • Research & innovation centers • Government Agencies “ Recovery ” Budget are already announced ADDITIVE SERVICES Corona - led Focus: • Additive Service Bureaus • PCB Service Bureaus • In - house Print Services

15 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. 15 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. Hi - PEDs Necessitate • Fast time - to - market • IP safety (in - house rapid prototyping and production) • Iterative development • Device performance gains • Control of fabrication facilities (Defense & Homeland Security Industries) Yet, Hi - PEDs are produced in lower quantities • Just hundreds or thousands of Hi - PEDS , rather than hundreds of thousands of PCBs (Printed Circuit Boards) and millions of ICs (Integrated Circuits) High Mix <> Low Volumes + Customization + Digital Manufacturing >> Industry 4 . 0

16 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Economic Models of Present Fabrication Technologies Fail to Meet Market Needs Integrated Circuit ( “ IC ” , “ Chips ” ) Fabrication renders high performance devices but at an extreme & often prohibitive cost; development cycle that is too long for today ’ s needs Printed Circuit Boards ( “ PCB ” ) Fabrication renders lower cost than IC but also lower performance devices that often fail to meet today ’ s needs for high performance electronic devices. □ IP security is compromised : IC and PCB fabs are too expensive to own in house □ Short product life cycles >> shorter development iterations >> rapid prototyping (hours instead of weeks) □ Rapid ‘fail proof’ transition from prototyping to low volume production (10s - 1,000s) IC and PCB fabrication technologies fail to meet today’s primary needs : Quantities in millions are needed in order to justify the investments in R&D and expensive - capital - equipment for manufacturing . Costly to develop through prototyping, expensive infrastructure for fabrication. Quantities in dozens - to - hundreds thousands to justify the investments in design & prototyping , & manufacturing infrastructure .

17 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Traditional Printed Circuit Boards (PCB) Traditional Integrated Circuits ( IC, Chips, CPU, ASICs) The Challenge : Bridging The Gap 17 NASDAQ / TASE : NNDM A dditively M anufactured E lectronics ( AME ) Nano Dimension ’ s AME Machines & Inks : Design > Proof of Concepts > Prototype & Early Fabrication of Integrated - PCB (Additively Manufactured Circuit Boards)

18 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. DragonFly LDM™ System – Introduced during Q3/2019 • The only Prototyping & Fabrication Machine • 24 / 7 , 3 D - printing of electronic circuitry ( AME ) • Cost effective for small - medium size quantities 30+ PATENT APPLICATIONS DragonFly L ights - Out D igital M anufacturing ( LDM ) Machines u sing 3 D printing technology x New, proprietary , state - of - the - art technology x Low - volume/high mix manufacturing x 24/7 , increased uptime & improved yield x Higher MTBF x New automatic printhead self - cleaning system x +40% printing time over DragonFly Pro Significant Trend of Gross Margin Improvements Pricing: DragonFly Pro (2018 - 2019): $250,000 DragonFly LDM (2020): $350,000 DragonFly LDM II (2021): …………….

19 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. 2019 vs. 2018 Sales Breakdown - Industry & Region Defense 30% Health 6% Tech/PCB 7% Research/Univ. 17% Resellers 40% 2018 In number of systems 2019 Defense 41% Tech/PCB 18% Research/ Univ. 26% Resellers 15% US 53 % APAC 27 % EMEA 20% 30 systems sold in 2018 US 52% APAC 15% EMEA 33% 27 systems sold in 2019 Diverse Customer Base across Industries and Geographies

20 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Evolution of Nano Dimension Basic Testing 2013 - 17 DragonFly™ Early Adopters 2018 - 2019 D ragonF l y ™ Pro Fast Prototyping & Low Volume Production Q 3 / 2019 & Since Then: 45 % of Customers upgraded Pro>>>LDM ($ 35 K - $ 55 K) 45 % in Process D ragonF l y ™ LDM Materials & Process Functional Unique Electronics Additive Manufacturing of Electronics = Integrated Technology of Materials + Process controlled by A.I. software & Enabled by Hardware “The Secret Sauce” Competitive Edge; Barriers to Entry The Hardware is an Enabling Platform

21 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Compelling Value Proposition   30+ PATENT APPLICATIONS TIME Reduces development cycles times. Enables on - site prototyping in a matter of hours instead of weeks, even for complex designs. COST Eliminates need for large order minimums. Enables ability to discover design errors in early development stage with agile rapid prototyping. ENVIRONMENTAL Limits environmental impact through optimized design, size, weight. Reduces waste with additive manufacturing capabilities. COMPLEX GEOMETRIES CONFIDENTIALITY Enables retention of sensitive IP in - house during development. Eliminates concerns and costs related to IP infringement. COMPONENT CONSOLIDATION Multi - material additive manufacturing enables functional, compact, denser, non - planar electronics parts. Enables increased design capabilities & manufacturability of components. Added agility enables designing, testing and iterating in real time, on site.

22 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. 22 NASDAQ / TASE : NNDM www.nano - di.com | © 2019 Nano Dimension. All rights reserved. • Harris Corporation & Space Florida (2019) Defense Contractor; https://www.harris.com/ * • Hensoldt AG, Germany ( $1.3B Defense & Aerospace Contractor; www.hensoldt.ne * * Links to third party website in this presentation are being provided as a convenience and for informational purposes only ; they do not constitute an endorsement or an approval by Nano Dimension Ltd . of any of the products, services or opinions of the corporation or organization or individual . Nano Dimension Ltd . bears no responsibility for the accuracy, legality or content of the external site or for that of subsequent Links .

23 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Case Study: Harris Corporation : RF Amplifier to Space “ Results showed similar RF performance between the 3 D printed version and the baseline amplifier, clearly demonstrating the viability of 3 D printed electronics for RF circuitry. ” Dr. Arthur Paolella , Senior scientist, Space & Intelligence Systems, Harris Corporation Joint project for space systems communication satellites : 3 D printed RF antenna designed to operate at 5.2 GHz and an RF amplifier with operation up to 6 GHz. * https:// www.harris.com /impact/2018/11/harris - to - test - 3 - d - printed - rf - systems - in - space Received a 2 nd grant approval from the Israel Innovation Authority, in cooperation with Harris Corporation, for developing hardware that will fly on the International Space Station (ISS) and communicate with Harris’ ground - based satellite tracking station. **Trademarks are the property of their respective owners

24 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. 3D Printed Electronic Components –Next Level ofAM Applications Rolf Baltes, AndreasSalomon, JörgSander 16.03.2020 3D Printed Electronic Components –Next Level ofAM Applications Rolf Baltes, AndreasSalomon, JörgSander 16.03.2020 *Trademarks are the property of their respective owners

25 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. THE PRINTER -facts • Dragonfly LDM –Printer installed in Feb.2019 • Ink-Jet printer with two print heads: silver andpolymer • Print from scratch: real 3D structurespossible • Duration of prints: up to 80hours • Current design specifications according to datasheet: - Minimumlinewidth: 0.1mm - Minimum space width: 0.125mm - Minimum via diameter: 0.2mm - Maximum height of PCB: 3mm - Print area: 16cm x16cm - Measured data of dielectric up to 20GHz: � � ≈ 2.79, ����≈ 0.02 - Measured conductivityofsilver: �= 3% � �� … 65% � �� March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. THE PRINTER -facts • Dragonfly LDM –Printer installed in Feb.2019 • Ink-Jet printer with two print heads: silver andpolymer • Print from scratch: real 3D structurespossible • Duration of prints: up to 80hours • Current design specifications according to datasheet: - Minimumlinewidth: 0.1mm - Minimum space width: 0.125mm - Minimum via diameter: 0.2mm - Maximum height of PCB: 3mm - Print area: 16cm x16cm - Measured data of dielectric up to 20GHz: � � ≈ 2.79, ����≈ 0.02 - Measured conductivityofsilver: �= 3% � �� … 65% � �� March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. *Trademarks are the property of their respective owners

26 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. The way from the layout to fully functionalelectronics Layout (Gerber-files) PrintJob SWITCH Printed Board 20 –80h PostProcessing (PP) Printed Board withacceptable conductivity Fullyfunctional circuit First prototype ready for verification withindays Population, done with specialsolder paste March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. Application of 3D PCB Printing for Rapid - Prototyping *Trademarks are the property of their respective owners

27 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Fewdays Population Example Rapid Prototyping atHENSOLDT Layout Conventional production ACB 60h +8h Print +PP 4months PCB MaterialSample Populated Front Populated Back FinishedBoard March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. *Trademarks are the property of their respective owners

28 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. Printed by CUSTOMER Q Printed by CUSTOMER Q Printed by CUSTOMER Q Printed by CUSTOMER Q Printed by CUSTOMER Q Special Designs, Unique Devices Application of 3 D PCB Printing beyond traditional electronics *Trademarks are the property of their respective owners

29 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. NASDAQ: NNDM Growth Plan

30 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. There is an Elephant in the Room: i. Tackle: March – April / 2020 ii. Mitigate: April – September / 2020 iii. Leverage: June – December / 2020 iv. Growth: Q 4 / 2020 – 2021 Plan for 2020 : Riding the Elephant

31 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. i . Tackle : February – March / 2020 – DONE * - Reduced salary cost : ~ 30% : $ ( 2 , 000 , 000 ) annually * - Reduced non - salary cost : ~ 20% : $ ( 1 , 000 , 000 ) annually * - Total cost reduction : $ ( 3 , 000 , 000 ) annually * - All teams , internationally, are expected to stay and work at full time, as much as allowed by government decrees . - Increase Stock Options to Employees . Plan for Q 1 / 2020 : Tackle Product RoadMap & Customer Care: Not affected *All or part of those reductions may be decreased or increased in the following months based on Corona effects or aftereffect s a nd the cash situation of the company.

32 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. ii . Mitigate : March – September 2020 : A - Expand NaNoS (Printing Electronic Design Services ) - until Corporations ’ Capex are ‘ released ’ . Build USA Sales Force & GTM & NaNoS Fabrication Facility (DragonFly Machines) - Done B - Continue Product Development and Road Map advancement ( Materials ’ Spec Improvements) C - Engineering and Development of DragonFly LDM II ( Reduce COGS, Improve User Design Software ) D - Build the Machines ’ pipeline with selected market segments picked through market research E - Expand Machines ’ business in China, Korea, Japan & Australia F - Promote Material/Consumables sales to existing customers that are working with Machines iii . Leverage : June – December 2020 : x Leverage Trends : Shortening the Supply Chains Build Pipeline for USA and EMEA Machine & Materials Sales Business x Expand A x Expand D x Expand E x Product Development : B+C Plan for Q 2 - Q 3 - Q 4 / 2020 : Mitigate & Leverage Product RoadMap is Advancing & Customer Care Not Affected Product RoadMap is Advancing & Revenue Is Growing

33 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Footprint As of January 2020 Resellers – continued Nano Dimension ’ s New HQ iv. Growth : Q 4 / 2020 – 2021 Continue Growth Plan Plan for 2020 - 21: Growth * Continue Product Engineering improvements to fit production scale machines * Continue chemicals development for special Hi - PEDs, i.e. flexible devices and materials per customers’ specs * Go - To - Market Strategy & New Marketing Methodologies: Implemented * Build Sales Network Worldwide & Increase Gross Margins * NaNoS (Services) • Commissions adjustments • Gross Margin Up • Revolutionize • Customer Care • Customer Training • Market “ education ” Resellers – Replaced by Agents, Direct Sales & ‘ Customer Care ’ Force (other than 2 - 4 in EMEA and APAC) Customers Nano ’ s Local Operations 1 st priority 2 nd priority 3 rd priority On - going Development

34 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Capitalization Table (1) Employees, officers, directors and consultants Securities Outstanding as of April 1, 2020 Outstanding ADSs 8,162,537 Treasury ADSs 10,541 Options 1 (WAEP: $14) 587,478 Warrants (WAEP: $6.23) 2,982,793 Total 11,743,349 February 2020 : Raised $ 3.9 M of ADSs & converted all debt to equity

35 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Key Highlights: Growth company with significant technology and first mover advantage. Successfully transitioned from an R&D company to commercial sales . Rapidly increasing customer base and establishing global presence. Recognized by industry leaders , won prestigious awards and national grants. 65 systems sold through March 2020 , and Increasing recurring revenue of proprietary inks The 2 main usages: • Shortening prototyping time while creating multi - layer Hi - PEDs in house. • R&D of unique device solutions , miniaturized, lower weight which can be fabricated in High Mix/Low Volume almost only by 3 D - printing. Continuing innovation developments, introducing revolutionary solutions. www.nano - di.com | © 2019 Nano Dimension. All rights reserved.

36 NASDAQ / TASE : NNDM www.nano - di.com | © 2020 Nano Dimension. All rights reserved. Nano Dimension® Copyright © 20 20 Nano Dimension Ltd. Nano Dimension, DragonFly, AgCite and the DragonFly logo are trademarks of Nano Dimension. Printed April 2020 DragonFly ™ NASDAQ: NNDM THANK YOU Follow us: @ nanodimensiontech @3Dpcb www.nano - di.com